UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 31 July 2020, London, UK and Paris, France - LSE announcement
GlaxoSmithKline plc

Sanofi and GSK selected for Operation Warp Speed to supply United States Government with 100 million doses of COVID-19 vaccine

●      Promising vaccine candidate selected by U.S. government's Operation Warp Speed
●      U.S. government to provide funding up to $2.1 billion for development including clinical trials, manufacturing, scale-up and delivery of an initial 100 million doses
●      Ongoing discussions with European Commission - with France and Italy on the negotiation team - and other governments to ensure global access to a novel coronavirus vaccine

Sanofi and GSK today announce a collaborative effort with the U.S. government to accelerate the development and manufacturing of a COVID-19 recombinant protein-based vaccine.

The vaccine candidate, developed by Sanofi in partnership with GSK, is based on the recombinant protein technology used by Sanofi to produce an influenza vaccine, and GSK's established pandemic adjuvant technology.

Collaborating with the U.S. Department of Health and Human Services (HHS) and Department of Defense will help fund the development activities and secure scale-up of Sanofi's and GSK's manufacturing capabilities in the United States for the recombinant protein-based, adjuvanted vaccine, resulting in a significant increase in capacity.

The U.S. government will provide up to $2.1 billion, more than half of which is to support further development of the vaccine, including clinical trials, with the remainder used for manufacturing scale up and delivery of an initial 100 million doses of the vaccine. Sanofi will receive the majority of the U.S. government funding. The U.S. government has a further option for the supply of an additional 500 million doses longer term. This helps the U.S. government's Operation Warp Speed goals of providing millions of doses of a safe and effective COVID-19 vaccine.

"The global need for a vaccine to help prevent COVID-19 is massive, and no single vaccine or company will be able to meet the global demand alone," said Thomas Triomphe, Executive Vice President and Global Head of Sanofi Pasteur. "From the beginning of the pandemic, Sanofi has leveraged its deep scientific expertise and resources to help address this crisis, collaborating with the U.S. Department of Health and Human Services to unlock a rapid path toward developing a pandemic vaccine and manufacturing at large scale. With our partner GSK, we expect our Phase 1/2 study for the recombinant adjuvanted approach to start in September."

Roger Connor, President of GSK Vaccines added, "GSK is proud to be working in partnership with Sanofi to make this vaccine available at scale as soon as possible.  We thank the U.S. government for playing a very important role in providing early, significant funding to enable the development and scale-up of this potentially important vaccine."

"The portfolio of vaccines being assembled for Operation Warp Speed increases the odds that we will have at least one safe, effective vaccine as soon as the end of this year," said HHS Secretary Alex Azar. "Today's investment supports the Sanofi and GSK adjuvanted product all the way through clinical trials and manufacturing, with the potential to bring hundreds of millions of safe and effective doses to the American people."

Sanofi is leading the clinical development and registration of the COVID-19 vaccine and expects a Phase 1/ 2 study to start in September, followed by a Phase 3 study by the end of 2020.  If data are positive, the companies can request U.S. regulatory approval in the first half of 2021. In parallel, Sanofi and GSK are scaling up manufacturing of the antigen and adjuvant to produce up to one billion doses per year globally.

Sanofi and GSK are committed to making the vaccine available globally
Active discussions are ongoing with global organizations and with the EU Commission - with France and Italy on the negotiation team on supplying European countries from Sanofi's and GSK's European industrial network. The partners also plan to provide a significant portion of total worldwide available supply capacity in 2021/22 to the global initiative "Access to COVID‐19 Tools (ACT) Accelerator, a global collaboration of leaders of governments, global health organizations, businesses and philanthropies to accelerate development, production, and equitable access to COVID-19 tests, treatments, and vaccines."

GSK commitment to tackling COVID-19
GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 31, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc